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                                                                                    Exhibit 12

                                       UNISYS CORPORATION
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                         ($ in millions)


                                    Six
                                    Months
                                    Ended               Years Ended December 31
                                    June 30, -------------------------------------------
                                    1996      1995     1994     1993     1992      1991
                                    ----      ----     ----     ----     ----      ----
Income (loss) from continuing
 operations before income taxes     $(12.3) $(781.1) $  14.6   $370.9   $301.3 $(1,425.6)
Add (deduct) share of loss (income)
 of associated companies             (11.2)     5.0     16.6     14.5      3.2      (6.5)
                                    ------  -------  -------   ------   ------ ---------
  Subtotal                           (23.5)  (776.1)    31.2    385.4    304.5  (1,432.1)
                                    ------  -------  -------   ------   ------ ---------

Interest expense (net of interest
 capitalized)                        118.8    202.1    203.7    241.7    340.6     407.6
Amortization of debt issuance
 expenses                              2.9      5.1      6.2      6.6      4.8       1.8
Portion of rental expense
 representative of interest           32.6     65.3     65.0     70.5     78.8      80.9
                                    ------  -------  -------   ------   ------ ---------
  Total Fixed Charges                154.3    272.5    274.9    318.8    424.2     490.3
                                    ------  -------  -------   ------   ------ ---------
Earnings (loss) from continuing
 operations before income taxes
 and fixed charges                 $(130.8) $(503.6)  $306.1   $704.2   $728.7  $ (941.8)
                                   =======  =======  =======   ======   ====== =========
Ratio of earnings to fixed charges     (a)      (a)     1.11     2.21     1.72       (a)
                                   =======  =======  =======   ======   ====== =========

(a) Earnings for the six months ended June 30, 1996 and for the years ended December 31, 1995 and 1991 were inadequate to cover fixed charges by approximately $23.5 million, $776.1 million and $1,432.1 million, respectively.
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